**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
Washington, D.C. 20549

## ANNUAL REPORTS
## FORM X-17A-5
## PART III

SEC FILE NUMBER

### FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING  _01-01-24_  AND ENDING  _12-31-24_
                                               MM/DD/YY                                    MM/DD/YY

---

### A. REGISTRANT IDENTIFICATION

NAME OF FIRM:  _Navaid Financial Services, Inc._

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer        ☐ Security-based swap dealer        ☐ Major security-based swap participant
     ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
_21 E. Euclid Ave._
                                          (No. and Street)
_Haddonfield_          _NJ_          _08033_
        (City)                              (State)                        (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING
_John Carney   609-238-9370   jcarney@navaid_
(Name)                    (Area Code – Telephone Number)          (Email Address)  _financial.com_

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
_Siana Carr O'Connor & Lynam LLP_
                    (Name – if individual, state last, first, and middle name)
_1500 Lancaster Ave   Paoli   PA   19301_
(Address)                          (City)                          (State)    (Zip Code)
_08-11-2009_                              _3705_
(Date of Registration with PCAOB)(if applicable)          (PCAOB Registration Number, if applicable)

**FOR OFFICIAL USE ONLY**

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption.  See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, _John Carney_, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _Navaid Financial Services, Inc_, as of _12-31_, 20_24_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _President / CFO_

_____ _4/2/2025_

Notary Public

[Notary seal: ANTOINE R STEWART, My Comm. Exp. 06-09-2029, NOTARY PUBLIC, No. 2447045, NEW JERSEY]

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☑ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable._

*Financial Report*

*NAVAID FINANCIAL SERVICES, INC.*

*December 31, 2024*

# NAVAID FINANCIAL SERVICES, INC.

### Financial Statements and Supplementary Financial Information
### For the Year Ended December 31, 2023

### and

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

## INDEX

# SIANA CARR O'CONNOR & LYNAM, LLP
### Certified Public Accountants

1500 E. Lancaster Avenue, Suite 202
Paoli, PA 19301

Phone: 610-296-4200 * Fax: 610-296-3659
www.scolcpa.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Navaid
Financial Services, Inc.

### Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Navaid Financial Services, Inc. as of December 31, 2024 the related statements of operations, changes in subordinated borrowings, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Navaid Financial Services, Inc. as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

These financial statements are the responsibility of Navaid Financial Services, Inc.'s management. Our responsibility is to express an opinion on Navaid Financial Services, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Navaid Financial Services, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

### Auditor's Report on Supplemental Information

The supplementary financial information contained in Schedules I, II and II and notes to supplementary schedules on pages 11-14 has been subjected to audit procedures performed in conjunction with the audit of Navaid Financial Services, Inc.'s financial statements. The supplemental information is the responsibility of Navaid Financial Services, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary financial information is fairly stated, in all material respects, in relation to the financial statements as a whole.

*Siana Carr O'Connor & Lynam, LLP*

**SIANA CARR O'CONNOR & LYNAM, LLP**

We have served as Navaid Financial Services, Inc's auditor since 1995.

Paoli, PA
April 2, 2025

Members of: American Institute of Certified Public Accountants • Pennsylvania Institute of Certified Public Accountants • Private Companies Practice Section of American Institute of Certified Public Accountants

# NAVAID FINANCIAL SERVICES, INC.
## Statement of Financial Condition
### December 31, 2024

**Assets**

| | | |
|---|---|---|
| Cash | $ | 1,511,742 |
| Deposits with clearing organization and others | | 1,849,111 |
| Marketable debt securities, at fair value | | 9,054,528 |
| Receivable from clearing organization | | 132,904 |
| Accounts receivable from related party | | 30,800 |
| Accrued interest receivable | | 82,266 |
| Other assets | | 1,188 |
| Total assets | $ | 12,662,539 |

Liabilities:

| | | |
|---|---|---|
| Marketable debt securities (sold short), at fair value | $ | - |
| Loan payable from shareholders | | 475,000 |
| Accounts payable and accrued expenses | | 1,383,032 |
| Payable to clearing organization | | 9,327,553 |
| Total liabilities | | 11,185,585 |

| | |
|---|---|
| Subordinated borrowings | 1,288,895 |

Shareholders' equity:

| | |
|---|---|
| Common stock ($.01 par value, 1,000 shares authorized, 106 shares issued and outstanding) | 1 |
| Additional paid-in capital | 99,999 |
| Retained earnings | 88,059 |
| Total shareholders' equity | 188,059 |

| | | |
|---|---|---|
| Total liabilities and shareholders' equity | $ | 12,662,539 |

**(The accompanying notes are an integral part of this financial statement.)**

# NAVAID FINANCIAL SERVICES, INC.
## Statement of Operations
## For the Year Ended December 31, 2024

| | | |
|---|---|---:|
| Revenues: | | |
| Trading gains and losses, net | $ | 1,218,715 |
| Interest income | | 288,286 |
| Commission income | | 32,879 |
| Total revenues | | 1,539,880 |
| Expenses: | | |
| Commissions | | 904,564 |
| Employee compensation and benefits | | 44,766 |
| Interest expense | | 421,972 |
| Clearing services | | 97,939 |
| Technology services | | 100,654 |
| Other expenses | | 111,455 |
| Total expenses | | 1,681,350 |
| Net loss | $ | (141,470) |

**(The accompanying notes are an integral part of this financial statement.)**

| | | |
|---|---|---|
| Subordinated borrowings at January 1, 2024 | $ | 1,288,895 |
| 2024 activity | | - |
| Subordinated borrowings at December 31, 2024 | $ | 1,288,895 |

**(The accompanying notes are an integral part of this financial statement.)**

# NAVAID FINANCIAL SERVICES, INC.
## Statement of Changes in Shareholders' Equity
## For the Year Ended December 31, 2024

| | Common Stock Shares | Common Stock Amount | Additional Paid-In Capital | Retained Earnings/ (Accumulated Deficit) | Total |
|---|---|---|---|---|---|
| January 01, 2024 | 106 | $ 1 | $ 99,999 | $ 280,490 | $ 380,490 |
| Distributions | - | - | - | (50,961) | $ (50,961) |
| Net loss | - | - | - | (141,470) | $ (141,470) |
| December 31, 2024 | 106 | $ 1 | $ 99,999 | $ 88,059 | $ 188,059 |

**(The accompanying notes are an integral part of this financial statement.)**

**NAVAID FINANCIAL SERVICES, INC.**
**Statement of Cash Flows**
**For the Year Ended December 31, 2024**

| | | |
|---|---|---:|
| Cash flows from operating activities: | | |
| Net loss | $ | (141,470) |
| Adjustments to reconcile net income to net cash | | |
| provided by operating activities: | | |
| (Increase) decrease in: | | |
| Deposits with clearing organization and others | | (207,299) |
| Marketable securities | | (3,548,171) |
| Receivable from clearing organization | | 382,492 |
| Accounts receivable from related party | | (27,082) |
| Advance to related party | | - |
| Accrued interest receivable | | (36,031) |
| Other assets | | 616 |
| Increase (decrease) in: | | |
| Accounts payable and accrued expenses | | 35,798 |
| Payable to clearing organization | | 3,977,763 |
| | | |
| Net cash provided by operating activities | | 436,616 |
| | | |
| Cash flows from financing activities: | | |
| Loan payable from shareholders | | 175,000 |
| Repayment of loans payable from shareholders | | |
| Equity distribution | | (50,962) |
| | | |
| Net cash provided by financing activities | | 124,038 |
| | | |
| Net increase in cash | | 560,654 |
| | | |
| Cash - beginning of year | | 951,088 |
| | | |
| Cash - end of year | $ | 1,511,742 |
| | | |
| | | |
| Supplemental cash flow information: | | |
| Interest paid | $ | 421,972 |

**(The accompanying notes are an integral part of this financial statement.)**

**(1)    ORGANIZATION AND BACKGROUND**

Navaid Financial Services, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) pursuant to Section 17 of the Securities Exchange Act 1934 and is a member of the Financial Industry Regulatory Authority (FINRA).  The Company operates on a fully-disclosed basis whereby we do not carry accounts for customers. The Company primarily trades in municipal bonds as proprietary transactions.

**(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

*Management's estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.   Actual results could differ from those estimates.

*Securities transactions and commission expense*

Proprietary securities transactions are recorded at fair value on the trade date, as if they had settled. Trading gains and losses arising from all securities transactions entered into for the account and risk of the Company, which are not within the scope of ASC 606, along with the related commission expense incurred, are also recorded on a trade date basis.   Securities are valued using market value techniques as determined by management based on information provided by third parties and by analyzing inter-dealer trades on or around year-end for all positions held by the Company at year-end.

*Income taxes*

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code of 1986 and comparable state tax provisions to be taxed as an S-Corporation.   In lieu of corporation income taxes, the shareholders of an S-Corporation are taxed on their proportionate share of the Company's taxable income.   Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.   The Company files tax returns in the U.S. federal jurisdiction, certain states and cities.   The Company is no longer subject to U.S. federal, state and local examinations by tax authorities for 2020 and prior.

*Revenue Recognition*

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Interest income, which is not within the scope of ASC 606, is recognized when earned.

*Short Term Leases*

Management has made an accounting policy election not to recognize right-of-use assets and lease liabilities that arise from short term leases for any class of underlying asset.

(3)     **MARKETABLE DEBT SECURITIES**

As described in Note 2, the Company values marketable securities at fair value in accordance with Financial Accounting Standards Board (FASB) *Accounting Standards Codification* (ASC) 820, *Fair Value Measurements*. Investments are classified as Level 1, which refers to unadjusted quoted prices in active markets for identical assets that are accessible at the measurement date; Level 2, which refers to inputs other than quoted prices included in Level 1 that are observable, either directly or indirectly; and Level 3, which refers to unobservable market inputs. The marketable securities held at December 31, 2024 consisted of municipal bonds and two US Treasury bonds. All securities are classified as Level 2 investments within the fair value hierarchy and valued using a market value approach based on market prices of similar securities.

(4)     **RELATED PARTY TRANSACTIONS**

The Company provides brokerage services for a fund that is owned and managed by the Company's shareholders. The Company only charges the fund for the Company's expenses incurred. The Company's revenue from the fund was $32,879 for 2024 and is reflected in commission income. $30,800 and $3,718 were due from the fund at December 31, 2024 and 2023 respectively, and are reflected as accounts receivable from a related party. Additionally, the Company may buy/sell bonds from/to the fund at cost.

The Company's proprietary trading is performed by two traders who are also minority shareholders. The traders earn commissions on net gains and interest income less agreed upon expenses incurred by the Company. The Company incurred commissions of $904,564 in 2024 to these shareholders. Additionally, $1,345,318 is due to the traders at December 31, 2024.

During 2024 a shareholder loaned $175,000 to the Company that was put on deposit with the clearing agent to increase trading capacity. The loan is unsecured, due on demand and bears interest at 25%. A trader's commissions are reduced by the amount of interest expense listed below. Interest income and expense for this loan was $40,744.

A shareholder loan of $300,000 to the Company is unsecured, due on demand and bears interest at 5%. Interest expense for this loan was $15,000 in 2024.

(5)     **RECEIVABLE FROM AND PAYABLE TO CLEARING ORGANIZATION**

The Company clears its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The receivable represents net trading gains earned in December. The amount payable to the clearing broker relates to securities purchased on margin. This balance is secured by the Company's proprietary investments and clearing deposit. The Company's agreement with the clearing broker allows them to borrow up to 6.6 times their investment balance, as of December 31, 2024 limited to $10,425,000. The payable balance incurs interest at the federal funds rate plus an applicable margin.

**(6)     SUBORDINATED BORROWINGS**

The borrowings under subordinated agreements consist of notes payable to two shareholders.  The notes have been renewed through October 2024 and include interest at 5%, which is payable monthly.  Interest expense was $64,445 for 2024.  The loans are secured with a deposit at the clearing organization.

**(7)     NET CAPITAL REQUIREMENTS**

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital and a ratio of aggregate indebtedness to net capital, not exceeding 15 to 1.  At December 31, 2024, the Company had net capital, as defined, of $863,912 which was $727,180 in excess of its minimum required net capital of $136,732.  The Company's ratio of aggregate indebtedness to net capital was 2.37 to 1 as of December 31, 2024.

The SEC customer protection rule (Rule 15c3-3) requires the maintenance of reserves for customer accounts and sets forth specific guidelines regarding the possession of securities.  The Company is exempt from this rule under Reg 240.15c3-3(k)(2)(ii) which provides an exemption for broker-dealers who operate on a fully-disclosed basis.  Therefore, the supplementary financial information in Schedules II and III on pages 11 and 12 are not applicable.

**(8)     OFFICE LEASE**

The Company leases office space on a yearly basis for $5,000 per year.  In February 2025, the lease was extended for an additional year.

**(9)     RETIREMENT PLAN**

The Company has a 401(k) plan which covers substantially all employees.  The Company may make discretionary matching contributions equal to a percentage of an employee's contributions, which are determined each year.  No contributions were made in 2024.

**(10)    CONCENTRATION OF CREDIT RISK**

*Cash*

The Company maintains its cash accounts at two financial institutions.  Balances are insured by the FDIC up to $250,000 per institution.  The uninsured cash balances totaled $1,011,742 at December 31, 2024.

*Marketable debt securities*

The Company's proprietary investments consist of municipal securities and two US Treasury bond positions.  At December 31, 2024, the balance was comprised of 66 securities, of which the 3 largest positions represented 19% of the total marketable securities balance.

*Agreements with traders*

The Company has agreements with two traders on a month to month basis, of which one trader executes a majority of all trades. If this trader were to terminate the agreement, the ongoing operations of the Company would be materially affected.

**(11)  COMMITMENTS AND CONTINGENCIES**

The Company is currently undergoing a routine SEC examination. As of the date of the financial statements, the examination is still open.

**(12)  SUBSEQUENT EVENTS**

Management has evaluated subsequent events through the issuance of the financial statements.

**SUPPLEMENTARY**

**FINANCIAL**

**INFORMATION**

## NAVAID FINANCIAL SERVICES, INC.
## Computation of Net Capital Under SEC Rule 15c3-1
### December 31, 2024

| | | |
|---|---|---:|
| Net capital: | | |
| Total shareholders' equity | $ | 188,059 |
| Add - subordinated borrowings allowable as net capital | | 1,288,895 |
| Total capital and allowable subordinated borrowings | | 1,476,954 |
| Less - total non-allowable assets | $ | 35,635 |
| haircuts on securities | | 577,407 |
| Net capital | $ | 863,912 |
| Aggregate indebtedness | $ | 2,050,986 |
| Total aggregate indebtedness | $ | 2,050,986 |
| Computation of basic net capital requirement: | | |
| Net capital requirement | $ | 136,732 |
| Net capital | | 863,912 |
| Excess of net capital | $ | 727,180 |
| Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement | $ | 658,813 |
| Ratio of aggregate indebtedness to net capital | | 2.37 to 1 |

# NAVAID FINANCIAL SERVICES, INC.
## Computation for Determination of Reserve Requirements
## Under SEC Rule 15c3-3
## December 31, 2024

Not applicable:  The Company has claimed an exemption to SEC Rule 15c3-3 pursuant to sub paragraph 15c3-3(k)(2)(ii), and therefore no "Computation for Determination of Reserve Requirement" under that rule has been provided.

**NAVAID FINANCIAL SERVICES, INC.**
Information Related to Possession or Control Requirements
Under SEC Rule 15c3-3
December 31, 2024

---

Not applicable:  The Company has claimed an exemption to SEC Rule 15c3-3 pursuant to sub paragraph 15c3-3(k)(2)(ii), and therefore no "Information Related to Possession or Control Requirements" under that rule has been provided.

---

Reconciliation of the audited computation of Net Capital (Schedule I) and the computation of Net Capital included in the Company's unaudited December 31, 2024 FOCUS Part IIA filing.

Not Applicable:  There are no material differences between the audited computation of Net Capital (Schedule I) and the computation of Net Capital included in the Company's unaudited December 31, 2024 FOCUS Form X-17-A-5 Part IIA filing.

# SIANA CARR O'CONNOR & LYNAM, LLP
## Certified Public Accountants

1500 E. Lancaster Avenue
Paoli, PA 19301

Phone: 610-296-4200 * Fax: 610-296-3659
www.scolcpa.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Navaid
Financial Services, Inc.

We have reviewed management's statements, included in the accompanying Statement of Exemption, in which (1) Navaid Financial Services, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Navaid Financial Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (exemption provisions) and (2) Navaid Financial Services, Inc. stated that Navaid Financial Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Navaid Financial Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Navaid Financial Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

*Siana Carr O'Connor & Lynam, LLP*

**SIANA CARR O'CONNOR & LYNAM, LLP**

Paoli, PA

April 2, 2025

Members of: American Institute of Certified Public Accountants • Pennsylvania Institute of Certified Public Accountants • Private Companies Practice Section of American Institute of Certified Public Accountants

# Navaid Financial Services, Inc.
21 E. Euclid Ave
Haddonfield, NJ 08033

## Statement of Exemption

Navaid Financial Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission ( 17 C.F.R. §240.17a-5 , "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1)  The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k): (2)(ii)

(2)  The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

Navaid Financial Services, Inc.

I, John A. Carney, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

By: _____

President / CFO

04/02/2025

# SIANA CARR O'CONNOR & LYNAM, LLP
### Certified Public Accountants

**1500 E. Lancaster Avenue**
**Paoli, PA 19301**

**Phone: 610-296-4200 * Fax: 610-296-3659**
**www.scolcpa.com**

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**
**ON APPLYING AGREED-UPON PROCEDURES**

Shareholders of Navaid Financial Services, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying Amended General Assessment Reconciliation (Form SIPC-7A) for the year ended December 31, 2024. Management of Navaid Financial Services, Inc. (Company) is responsible for its Form SIPC-7A and for its compliance with the applicable instructions on SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7A for the year ended December 31, 2024. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7A with respective cash disbursement records entries.
2. Compared the Total Revenue amount reported on the Annual Audited Form X-17A-5 Part III for the year ended December 31, 2024 with the Total Revenue amount reported in Form SIPC-7A for the year ended December 31, 2024, noting no differences.
3. Compared any adjustments reported in Form SIPC-7A with supporting schedules and working papers, noting no differences.
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7A and in the related schedules and working papers supporting the adjustments, noting no differences.
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7A on which it was originally computed.

We noted the following differences:
1. Line 11b does not reflect a $2,800 payment made on Form SIPC-7
2. Line 11f, 23 and 13c, 14, 15 and 16 are incorrect due to the above.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7A and for its compliance with the applicable instructions on Form SIPC-7A for the year ended December 31, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

*Siana Carr O'Connor & Lynam, LLP*

**SIANA CARR O'CONNOR & LYNAM, LLP**

Paoli, PA
April 2, 2025

SECURITIES INVESTOR PROTECTION CORPORATION

## AMENDED GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2024

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME
**NAVAID FINANCIAL SERVICES INC**

SEC No.
8-49897

For the fiscal period beginning 1/1/2024 and ending 12/31/2024

| | | |
|---|---|---|
| **1** | Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030) | $ 1,539,880.00 |
| **2** | Additions: | |
| **a** | Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| **b** | Net loss from principal transactions in securities in trading accounts. | $ 357,399.00 |
| **c** | Net loss from principal transactions in commodities in trading accounts. | |
| **d** | Interest and dividend expense deducted in determining item 1. | |
| **e** | Net loss from management of or participation in the underwriting or distribution of securities. | |
| **f** | Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities. | |
| **g** | Net loss from securities in investment accounts. | |
| **h** | Add lines 2a through 2g. This is your **total additions**. | $ 357,399.00 |
| **3** | Add lines 1 and 2h | $ 1,897,279.00 |
| **4** | Deductions: | |
| **a** | Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products. | |
| **b** | Revenues from commodity transactions. | |
| **c** | Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | $ 142,667.00 |
| **d** | Reimbursements for postage in connection with proxy solicitations. | |
| **e** | Net gain from securities in investment accounts. | |
| **f** | 100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| **g** | Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | |
| **h** | Other revenue not related either directly or indirectly to the securities business. | |

*Deductions in excess of $100,000 require documentation*

| | | | |
|---|---|---|---|
| **5** | **a** | Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income | $ 421,972.00 | |
| | **b** | 40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960) | | |
| | **c** | Enter the greater of line 5a or 5b | | $ 421,972.00 |
| **6** | | Add lines 4a through 4h and 5c. This is your **total deductions**. | | $ 564,639.00 |
| **7** | | Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**. | | $ 1,332,640.00 |

SECURITIES INVESTOR PROTECTION CORPORATION

## AMENDED GENERAL ASSESSMENT FORM

For the fiscal year ended   12/31/2024

| | | | |
|---|---|---|---|
| 8 | Multiply line 7 by .0015. This is your **General Assessment**. | | $ 1,998.00 |
| 9 | Current overpayment/credit balance, if any | | $ 0.00 |
| 10 | General assessment from last filed 2024 SIPC-7 or 7A | $ 3,764.00 | |
| 11 | a Overpayment(s) applied on all 2024 SIPC-6 and 6A(s) | $ 0.00 | |
| | b Overpayment(s) applied on all 2024 SIPC-7 and 7A(s) | $ 0.00 | |
| | c Any other overpayments applied | $ 0.00 | |
| | d All payments applied for 2024 SIPC-6 and 6A(s) | $ 985.00 | |
| | e All payments applied for 2024 SIPC-7 and 7A(s) | $ 0.00 | |
| | f Add lines 11a through 11e | $ 985.00 | |
| 12 | **LESSER** of line 10 or 11f. | | $ 985.00 |
| 13 | a Amount from line 8 | $ 1,998.00 | |
| | b Amount from line 9 | $ 0.00 | |
| | c Amount from line 12 | $ 985.00 | |
| | d Subtract lines 13b and 13c from 13a. This is your **assessment balance due**. | | $ 1,013.00 |
| 14 | Interest (see instructions) for 14 days late at 20% per annum | | $ 8.00 |
| 15 | **Amount you owe SIPC**. Add lines 13d and 14. | | $ 1,021.00 |
| 16 | Overpayment/credit carried forward (if applicable) | | $ 0.00 |

| | | | |
|---|---|---|---|
| SEC No.<br>8-49897 | Designated Examining Authority<br>DEA: FINRA | FYE<br>2024 | Month<br>Dec |
| MEMBER NAME<br>MAILING ADDRESS | NAVAID FINANCIAL SERVICES INC<br>21 E EUCLID AVE<br>HADDONFIELD, NJ  08033 | | |

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

| NAVAID FINANCIAL SERVICES INC | JOHN CARNEY |
|---|---|
| (Name of SIPC Member) | (Authorized Signatory) |
| 3/18/2025 | jcarney@navaidfinancial.com |
| (Date) | (e-mail address) |

Completion of the "Authorized Signatory" line will be deemed a signature.

***This form and the assessment payment are due 60 days after the end of the fiscal year.***